SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	April	2009
Commission File Number	001-14620
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Information Circular, dated April 7, 2009

2	Form of Proxy

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-10 and S-8 that have been filed with the Securities and Exchange Commission.

Document 1

NOTICE OF
2009 ANNUAL GENERAL MEETING

____________

INFORMATION CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING	i
INFORMATION CIRCULAR	1
Solicitation of Proxies	1
Appointment of Proxyholder	1
Revocation of Proxy	2
Voting by Non-Registered Shareholders	2
Voting of Proxies	3
Exercise of Discretion	3
Voting Securities and Principal Holders of Voting Securities	4
Quorum and Votes Necessary	4
Particular Matters to be Acted Upon	4
Election of Directors	4
Appointment of Auditors	7
Corporate Governance	7
Composition of the Board	8
Board Committees	8
Summary of Attendance of Directors	11
Code of Ethical Conduct	12
Directors’ and Officers’ Liability Insurance	12
Executive Compensation	13
Summary Compensation Table	13
Long-Term Incentive Plan	13
Stock Options	14
Termination of Employment, Change in Responsibilities and Employment Contracts	16
Share Ownership	17
Compensation Committee	17
Report on Executive Compensation	17
Chief Executive Officer Compensation	19
Compensation of Directors	21
Equity Compensation Plan Information	22
Performance Graph	23
Interest of Insiders in Material Transactions	23
Management Contracts	24
Interest of Certain Persons in Matters to be Acted Upon	24
Other Matters	24
Additional Information	24
Approval of this Circular	24

APPENDIX “A” – Corporate Governance Disclosure	A-1

PAN AMERICAN SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the shareholders of PAN AMERICAN SILVER CORP. (the “Company”) will be held in the Vancouver Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Tuesday, May 12, 2009 at 2:00 p.m. (Vancouver time) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2008, together with the auditors’ report thereon;

2.	to elect directors of the Company;

3.	to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting;

4.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company;

5.	to consider amendments to or variations of any matter identified in this Notice of Meeting; and

6.	to transact such further and other business that does not have a material effect on the business of the Company as may be properly brought before the Meeting or any and all adjournments thereof.

Accompanying this Notice of Meeting are:  (i) an Information Circular; (ii) an Instrument of Proxy and Notes thereto; and (iii) a reply card for use by shareholders who wish to receive the Company’s interim and annual financial statements and management’s discussion and analysis thereon.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.  If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

This Notice of Meeting, the Information Circular, the Instrument of Proxy and notes thereto and the reply card are first being sent to shareholders of the Company on or about April 9, 2009.

DATED at Vancouver, British Columbia, this 7th day of April, 2009.

BY ORDER OF THE BOARD

/s/ ROBERT PIROOZ

Robert Pirooz,
General Counsel, Secretary and Director

- i -

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation by the management of PAN AMERICAN SILVER CORP. (the “Company”) of proxies to be voted at the annual general meeting of the shareholders of the Company to be held at 2:00 p.m. (Vancouver time) on Tuesday, May 12, 2009, in the Vancouver Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, and any adjournments thereof (the “Meeting”).

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent.  The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid.  All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to “Pan American” mean the Company and its subsidiaries.  The principal executive office of the Company is located at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  The telephone number is (604) 684-1175 and the facsimile number is (604) 684-0147.  The Company’s website address is www.panamericansilver.com.  The information on that website is not incorporated by reference into this Information Circular.  The registered and records office of the Company is located at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of the United States.

The date of this Information Circular is April 7, 2009, and it is first being sent to shareholders on or about April 9, 2009. The Annual Information Form disclosure required by Multilateral Instrument 52-110 – Audit Committees  (“MI 52-110”) can be found in the Company’s Annual Information Form for the year ended December 31, 2008, under the heading “Audit Committee”, a copy of which is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Appointment of Proxyholder

The persons named in the accompanying form of proxy for the Meeting are directors or officers of the Company, or both.  A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting that other person’s name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder’s attorney authorized in writing.  If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument.

An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Attention: Stock Transfer Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

Revocation of Proxy

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting, before any vote in respect of which the proxy is to be used shall have been taken.  A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law.

Voting by Non-Registered Shareholders

Only registered shareholders or persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in many cases, common shares in the capital of the Company (the “Shares”) beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Notice of Meeting, this Information Circular, the form of proxy, and the reply card for use by shareholders who wish to receive the Company’s financial statements (collectively, the “Meeting Materials”) to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies, such as ADP Canada or ADP, to forward the Meeting Materials to Non-Registered Holders.  Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
receive, as part of the Meeting Materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the internet); or

(b)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and deposit it as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company.

In addition, there are two kinds of Non-Registered Holders - those who object to their name being made known to the issuers of securities which they own (called “OBOs”, for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs”, for Non-Objecting Beneficial Owners). Until September 2002, issuers (including the Directors and Officers of the Company) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”); however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September 1, 2004, issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation, except for the distribution of proxy-related materials directly to NOBOs. This was the first stage of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004, issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is the second stage of the implementation of NI 54-101.

The Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent, Computershare Investor Services Inc. (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting services, as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

Voting of Proxies

Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by such proxies will be voted accordingly.  If no choice is specified, the persons designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.  If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of directors, the proxyholder will not vote the Shares represented by that proxy for any director.

Exercise of Discretion

The accompanying form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the persons appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters of business.  At the date of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue 200,000,000 common shares without par value of which 87,223,733 fully paid and non-assessable Shares are issued and outstanding as of April 1, 2009.  The holders of Shares are entitled to one vote for each Share held.  The Company has no other classes of voting securities.

Any holder of record of Shares at the close of business on Wednesday, April 1, 2009 will be entitled to receive notice of the Meeting.  Any such shareholder who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Shares voted at the Meeting.   The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, more than ten percent of the issued and outstanding Shares.

This information was provided by management of the Company and Computershare.

Quorum and Votes Necessary

Under the Company’s articles of incorporation (the “Articles”), a quorum for the transaction of business at a general meeting is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at that meeting.  In the event there is only one shareholder, the quorum is one person personally present and being, or representing by proxy, that shareholder, or in the case of a corporate shareholder, a duly authorized representative of that shareholder.

With respect to the proposed reappointment of the Company’s auditors and the authorization of the board of directors of the Company (the “Board”) to fix the remuneration to be paid to the Company’s auditors, the Business Corporations Act (British Columbia) requires that shareholders approve the proposed actions by ordinary resolution.  An ordinary resolution means that the resolution must be approved by not less than a simple majority of the votes cast by the shareholders of the Company who voted in person or by proxy at the Meeting.

Particular Matters to be Acted Upon

Election of Directors

The Board has determined that nine directors will be elected at the Meeting for the ensuing year.

The term of office of each of the present directors expires at the close of the Meeting.  Persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  In the absence of instructions to the contrary, the accompanying form of proxy will be voted “For” the nominees herein listed.  Management does not contemplate that any of these nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s Shares are to be withheld from voting on the election of directors.  Each director elected will hold office until the close of the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of management’s nominees for election as directors, the municipality and province or state in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company or any of its subsidiaries beneficially owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction as at April 1, 2009.  With the exception of Walter T. Segsworth, all of the proposed nominees were duly elected as directors at the last Annual and Special Meeting of Shareholders held on May 13, 2008.

Name, Residence and Position	Principal Occupation, Business or Employment Director Since 2003	Number of Shares Held

Ross J. Beaty Vancouver, B.C. Canada Chairman	Chairman of the Company; formerly Chief Executive Officer of the Company. Director of the Company since September 30, 1988.	1,804,680 Shares (5) 197,900 Options

Geoffrey A. Burns(4) North Vancouver, B.C. Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company; formerly Chief Financial Officer of Coeur d’Alene Mines Corporation. Director of the Company since July 1, 2003.	21,587 Shares 86,762 Options

William A. Fleckenstein(3)(7) Seattle, Washington USA Director	President of Fleckenstein Capital, Inc. (investment counselling firm). Director of the Company since May 9, 1997.	3,013 Shares 8,438 Options

Michael Larson(1) Seattle, Washington USA Director	Business Manager of Cascade Investment, LLC (a private investment company). Director of the Company since November 29, 1999.	2,214,452 Shares(6) 10,000 Options

Name, Residence and Position	Principal Occupation, Business or Employment Director Since 2003	Number of Shares Held

Michael J.J. Maloney (1)(2)(3) Seattle, Washington USA Director	Private Investor. Director of the Company from Sept. 25, 1995 to November 29, 1999; and re-elected March 2, 2000 to present.	62,412 Shares 0 Options

Robert P. Pirooz(4) Vancouver, B.C. Canada General Counsel, Secretary, and Director	General Counsel and Secretary of the Company. Director of the Company since April 30, 2007.	4,207 Shares 54,440 Options

David C. Press (2)(4) West Vancouver, B.C. Canada Director	President, Press Mining Consulting Inc. Director of the Company since May 13, 2008.	1,497 Shares 0 Options

Walter T. Segsworth West Vancouver, B.C. Canada Director
Director of Great Basin Gold Ltd.; Chairman of Plutonic Power Corporation; formerly Chairman of Centenario Copper Corporation and of Cumberland Resources Ltd.; and formerly Director of Northern Dynasty Minerals Ltd., UEX Corporation and Yukon Zinc Corporation.
0 Shares 0 Options

Paul B. Sweeney(1)(2) Surrey, B.C. Canada Director	Executive Vice-President Corporate Development of Plutonic Power Corporation; formerly Vice President and Chief Financial Officer of Canico Resource Corp. Director of the Company since August 5, 1999.	10,255 Shares 0 Options

_____________________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.
(4)	Member of the Health Safety & Environment Committee.
(5)	160,000 of these Shares are held by Kestrel Holdings Ltd., a private company owned by Mr. Beaty.
(6)	Mr. Larson exercises control or direction over 2,200,000 Shares on behalf of Cascade Investment LLC, however beneficial ownership of such shares is specifically disclaimed.
(7)
Lead Independent Director.  As Lead Independent Director, Mr. Fleckenstein holds in-camera meetings with all independent directors of the Board and reports back on those in-camera meetings to the Board.

The information as to the municipality and province or state of residence, principal occupation and business or employment is not within the knowledge of the directors or senior officers of the Company and has been furnished by the individual nominees.  The number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table has been obtained from publicly available insider reporting as at April 1, 2009 or have been provided by individual nominees.

None of the nominees for election to the Company’s Board of Directors named above are, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the nominees for election to the Company’s Board of Directors named above are, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, none of the Board of Director’s nominees for election as a director of the Company named above has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Appointment of Auditors

Unless otherwise instructed, the accompanying form of proxy will be voted for: (a) the reappointment of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office until the close of the next annual general meeting of the Company; and (b) the authorization of the Board to fix the remuneration to be paid to the auditors of the Company.  Deloitte & Touche LLP were first appointed auditors of the Company on October 26, 1993.

Corporate Governance

The Board is required to supervise the management of the business and affairs of the Company.  In February 1996 the Board adopted a formal written mandate which defined its stewardship responsibilities.  This mandate was revised, amended and restated in April 2003, March 2005 and again in November 2005, in light of the adoption of MI 52-110, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”)

and National Instrument 58-201 - Corporate Governance Guidelines (“NI 58-201” and, together with NI 58-101, the “Corporate Governance Disclosure Rules”) as well as the provisions of the Sarbanes-Oxley Act of 2002 and the Nasdaq’s corporate governance requirements (the “Nasdaq rules”).

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

Both the Corporate Governance Disclosure Rules and the Nasdaq rules have established guidelines for effective governance of listed companies.  The Board is of the view that the Company’s system of corporate governance meets or exceeds these guidelines.

The Company’s corporate governance practices are compared with the NI 58-101 guidelines for effective corporate governance in Appendix “A” to this Information Circular.

Composition of the Board

The Board currently consists of eight directors, five of whom, William A. Fleckenstein, Michael Larson, Michael J.J. Maloney, Paul B. Sweeney, and David C. Press, qualify as independent directors under MI 52-110 and the Nasdaq rules, and are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.  Geoffrey A. Burns and Robert P. Pirooz are related directors who are not independent due to their management positions with the Company.  Ross J. Beaty is a related director because he was a member of the Company’s executive within the past three years.  Mr. John Willson was a member of the Board of Directors of the Company in 2008 until the annual general meeting of the shareholders of the Company held on May 13, 2008, at which meeting Mr. Willson did not stand for re-election.

Due to the growth and increasing complexity of its business, and on the recommendation of the Nominating and Governance Committee, the Board has determined that it is in the best interests of the Company to increase the size of the Board to nine members.  Mr. Segsworth, who would qualify as an independent director under MI 52-110 and the Nasdaq rules, is management’s nominee to fill the additional director position.  It is expected that if elected, Mr. Segsworth would be appointed to both the Compensation and the Health, Safety and Environment Committees of the Board.

Board Committees

The Board has established four committees:  the Audit Committee, the Compensation Committee, the Health, Safety and Environment Committee and the Nominating and Governance Committee.  Each committee operates in accordance with the Board’s formal written mandate which defines its stewardship responsibilities.  Committee members are appointed annually following the Company’s annual general meeting.

The following is a description of the composition and mandate for each of the committees of the Board.

Audit Committee

The Audit Committee is currently composed of three directors, each of whom is an unrelated and independent director for the purposes of the Corporate Governance Disclosure Rules and all of whom are independent directors for purposes of the Nasdaq rules.  The Chairman of the Audit Committee is Paul B. Sweeney.  All members of the Audit Committee are financially literate.  The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  Mr. Sweeney has significant employment experience in finance and accounting - he previously served as the Chief Financial Officer of Canico Resource Corp., Manhattan Minerals

Corp. and Sutton Resources Ltd. - and has the requisite professional experience in accounting to meet the criteria of a financial expert within the meaning of section 407 of the Sarbanes-Oxley Act of 2002.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors qualifications and independence.  In this regard the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls.  The Audit Committee has the following duties and responsibilities: (a) assisting the Board in fulfilling its responsibilities relating to the Company’s accounting and reporting practices; (b) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (c) reviewing and approving unaudited interim financial statements of the Company; (d) reviewing and approving the Company’s MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information; (e) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company’s independent auditors; (f) recommending to the Board the compensation to be paid to the independent auditors; (g) reviewing the audit engagement and scope of audits to be conducted by the Company’s independent auditors; (h) monitoring and evaluating the independence and performance of the Company’s independent auditors; (i) overseeing the work of the Company’s independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting; (j) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (k) in consultation with management and the independent auditors, reviewing the integrity, adequacy and timeliness of the Company’s financial reporting and internal control structure; (l) monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and disclosure; (m) discussing with management and the independent auditor the adequacy and effectiveness of the Company’s financial accounting systems and internal control procedures; (n) reviewing and approving the appointment of the Company’s chief financial officer and key financial executives; (o) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.  The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company.  The Audit Committee also has oversight responsibility for the Company's internal audit group and function, and reviews and assesses internal audit findings.  Additional information relating to the Audit Committee is contained in the Company’s Annual Information Form for the year ended December 31, 2008 under the heading “Audit Committee” and in Appendix “A”.

The Audit Committee has prohibited the use of the Company’s independent auditors for the following non-audit services:

•	bookkeeping or other services related to the accounting records or financial statements of the Company;

•
financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls;

•
appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to the Company’s financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources functions;

•	broker-dealer, investment advisor or investment banking services;

•	legal services; and

•	expert services unrelated to audits.

As described above under the heading “Particular Matters to be Acted Upon – Appointment of Auditors”, the auditors of the Company are Deloitte & Touche LLP.  Fees paid or accrued by the Company and its subsidiaries for audit and other services provided by Deloitte & Touche LLP and its related entities during the years ended December 31, 2008 and 2007 were as follows:

	Year ended December 31, 2008 (CAD$)	Year ended December 31, 2007 (CAD$)

Audit Fees	$1,194,200	$1,331,800
Audit Related Fees	nil	nil
Tax-Related Fees	$45,200	$64,500
Other Fees	nil	nil
Total:	$1,239,400	$1,396,300

______________
The Audit Committee approved all audit and non-audit services provided by Deloitte & Touche LLP to the Company in 2008 and 2007.

Compensation Committee

The Compensation Committee is currently comprised of three directors, each of whom is an independent director for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq rules.  The Chairman of the Compensation Committee is Michael J. J. Maloney, who replaced departing Board member Mr. Willson on the Compensation Committee following the Company’s annual general meeting on May 13, 2008.  The Compensation Committee reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning, of the executive officers of the Company.  In addition, the Compensation Committee is responsible for reviewing any agreements with executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure, policies and incentive programs of the Company, as well as delivering an annual report to shareholders on executive compensation.  The Compensation Committee annually reviews and makes recommendations to the Board for approval with respect to annual and long term corporate goals and objectives relevant for determining the compensation for the Chief Executive Officer, and annually reviews the performance of the Chief Executive Officer relative to the goals and objectives established.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee currently consists of three directors.  The Company believes that the Health, Safety and Environment Committee should have management nominees because they are in the best position to analyze any issues, as well as to effect and implement any desired changes or policies.  The Chairman of the Health, Safety and Environment Committee is David C. Press, who replaced departing Board member Mr. Willson on the Health, Safety and Environment Committee following the Company’s annual general meeting on May 13, 2008.  The Company recognizes that proper care of the environment and the health and safety of its employees is integral to its existence, its employees, the communities in which is operates and all of its operations.  Accordingly, the Company has directed its operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies (the “Global Statement”) and to the Company’s Health and Safety Policy and Environmental Policy (the “HSE Policies”). The Company’s operating subsidiaries have responsibility for compliance with the Global Statement and the HSE Policies, and in connection therewith, are committed to, inter alia: (i) complying with applicable environmental laws and regulations of the countries and regions in which they operate; (ii) exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize potentially harmful environmental impacts; (iii) educating employees regarding environmental matters and potential work environment hazards, and how to implement accident prevention programs; (iv) conducting regular reviews and reporting findings to management and the Board to ensure complete and transparent corporate wide knowledge of the Company’s environmental performance; (v) ensuring that emergency response plans are in place at each operation to protect against unforeseen events that may harm the environment; (vi) developing, operating and auditing environmental management systems at each of the Company’s operations that meet or exceed those in use by other peer companies; (vii) providing a safe work environment by minimizing and/or eliminating hazards; (viii) providing for audits of health and safety programs; and (ix) developing and operating health and safety management programs at each of the Company’s operations. The Health, Safety and Environment Committee oversees audits made of all construction, exploitation, remediation and mining activities undertaken by the Company’s operating subsidiaries, to assess consistency with the Global Statement, HSE Policies and industry best practices.

Nominating and Governance Committee

The Nominating and Governance Committee currently consists of two directors, each of whom is an independent director for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq rules.  The Chairman of the Nominating and Governance Committee is Michael J.J. Maloney.  The Nominating and Governance Committee: (i) oversees the effective functioning of the Board; (ii) oversees the relationship between the Board and management of the Company; (iii) ensures that the Board can function independently of management at such times as is desirable or necessary; (iv) assists the Board in providing efficient and effective corporate governance for the benefit of shareholders; (v) identifies possible nominees for the Board; (vi) reviews the qualifications of possible nominees for, and current members of, the Board; (vii) in conjunction with the Chairman and President and Chief Executive Officer, ensures that new directors are provided with an orientation and education program; (viii) evaluates the performance of each individual director; and (ix) reviews the Company’s Code of Ethical Conduct.  The Nominating and Governance Committee also reviews and makes recommendations to the Board with respect to: (i) the independence of each director; (ii) the competencies, skills and experience that each existing director should possess; (iii) the appropriate size and composition of the Board; (iv) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to the committees; (v) the appropriateness of the terms of the mandate and responsibilities of the Board; (iv) the compensation of the directors of the Company in light of time commitments, comparative fees, risks and responsibilities; (v) the directorships, if any, held by the Company’s directors and officers in other corporations; and (vi) the Company’s corporate governance disclosure.

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2008:

Director	Board	Audit	Compensation	Nominating and Governance	Health, Safety and Environment
	10 meetings	5 meetings	5 meetings	2 meeting	2 meeting
Ross J. Beaty	10	-	-	-	-
Geoffrey A. Burns	10	-	-	-	2
William A. Fleckenstein	9	-	-	2	-
Michael Larson	10	5	-	-	-
Michael J.J. Maloney	10	5	5	2	-
Paul B. Sweeney	8	5	5	-	-
Robert P. Pirooz	9	-	-	-	2
David C. PRESS (1)	6 (of 6)	-	2 (of 2)	-	1 (of 1)
John M. Willson (2)	4 (of 4)	-	3 (of 3)	-	1 (of 1)

(1)	David Press was elected to the Board of Directors on May 13, 2008.
(2)	John Willson ceased to be a member of the Board of Directors on May 13, 2008.

Code of Ethical Conduct

As part of its stewardship responsibilities, in February of 2003, the Board adopted formal “Standards of Ethical Conduct” which were designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. These standards were revised, amended and restated as a “Code of Ethical Conduct” (the “Code”) in November of 2005 in light of the adoption of the Corporate Governance Disclosure Rules. The Code is applicable to all of the Company’s directors, officers and employees.  The full text of the Code is available free of charge to any person upon request from the General Counsel and Secretary of the Company at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, Telephone: (604) 684-1175.  The Board, through the Nominating and Governance Committee, monitors compliance with the Code and is responsible for the granting of any waivers from the Code to directors or executive officers.  Disclosure will be made by the Company of any waiver from the requirements of the Code granted to the Company’s directors or executive officers in the Company’s quarterly report that immediately follows the grant of such waiver.

Directors’ and Officers’ Liability Insurance

The Company maintains two Directors’ and Officers’ Liability Insurance Policies covering a period of one year from August 31, 2008 (the “Policy Year”) with an aggregate limit on liability of $30,000,000 to cover the directors and officers of the Company and its subsidiaries, individually and as a group.  The insured company would bear the first $100,000 of any loss, except in the cases of losses arising in connection with US securities related claims where the insured company would bear the first $250,000 of any loss.

The Company paid aggregate premiums of $277,063 for such insurance for the Policy Year.

Executive Compensation

Summary Compensation Table

The following table sets forth a summary of the total compensation paid to, or earned by, the Company’s Chief Executive Officer, Chief Financial Officer and the three other most highly paid executive officers of the Company and any of its subsidiaries (each a “Named Executive Officer”) during the three most recently completed financial years.

Summary Compensation Table(1)

Name and Principal Position	Year	Salary ($)	Share-based awards ($)(2)	Option-based awards ($)(2)	Non-equity incentive plan Compensation ($)		Pension value ($)	All Other Compensation ($)(3)	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
Geoffrey A. Burns President and Chief Executive Officer	2008 2007 2006	474,750 386,000 317,900	81,000	243,000	0 184,315 144,486	n/a	n/a	28,350 22,292 16,829	827,100
A. Robert Doyle Chief Financial Officer	2008 2007 2006	267,562 244,000 234,800	37,800	113,400	0 85,187 81,358	n/a	n/a	13,230 10,568 10,170	431,992
Steven L. Busby Chief Operating Officer	2008 2007 2006	358,521 300,000 274,800	57,173	171,518	0 113,633 101,470	n/a	n/a	20,010 14,175 12,984	607,222
Michael Steinmann Executive Vice President, Geology and Exploration	2008 2007 2006	317,042 260,000 224,650	56,430	169,290	0 106,243 113,183	n/a	n/a	39,751(4) 12,285 10,615	582,513
Andrés A. Dasso Senior Vice President, Mining Operations	2008 2007 2006	330,868 301,000 265,794	45,788	137,363	0 85,597 104,501	n/a	n/a	182,868(5) 13,133 13,101	696,887

______________
(1)
Annual compensation amounts are paid to the Named Executive Officers in Canadian dollars, except for Mr. Dasso whose compensation is paid in US dollars.  For the purposes of this table, Mr. Dasso’s 2008 US dollars compensation has been converted to Canadian currency at 1 USD = 1.06669 CAD, which was the average exchange rate for 2008.  For comparative purposes, compensation amounts for 2007 and 2006 which were paid in US dollars have been converted to Canadian currency at 1 USD = 1.075 CAD.

(2)	Option and Share-based awards for 2008 were earned under the Long-Term Incentive Plan in 2008, and were issued on March 11, 2009.
(3)	Represents a tax gross-up payment to the Named Executive Officers with respect to share-based awards.
(4)	Includes Presidential Award of $20,000 CAD for extraordinary service to the Company.
(5)
Includes vacation pay representing unused vacation time, paid in accordance with Peruvian law, in the amount of $156,411 USD, to be paid in 2009 with regard to Mr. Dasso’s change in employment position and change from Pan American Silver Peru S.A.C. to the Company.

Long-Term Incentive Plan

The long-term incentive plan was initially approved by the Board on December 9, 2005 and was amended to reflect the 2008 Plan (as defined below) on August 12, 2008 (the “Long-Term Incentive Plan”).  No options, Shares or other securities are issued under the Long-Term Incentive Plan.  Under the terms of the Long-Term Incentive Plan, guidance is provided regarding the grant of stock options and Shares under the Company’s stock option and stock bonus plan (approved by the shareholders of the Company on May 13, 2008) (the “2008 Plan”) to those holding senior management positions with the Company.

The Long-Term Incentive Plan was designed to create a sense of ownership by the key employees of the Company and to link the compensation of such employees with the performance of the Company.  This plan provides a formula for calculating an incentive target award for each eligible employee of the Company related directly to each employee’s individual annual performance.  Targets are based on an employee’s base salary and are directly dependent on an employee’s responsibilities and contribution with regard to the long-term performance of the Company.

Please refer to the more detailed description of the Long-Term Incentive Plan on page 18 herein.

Stock Options

The 2008 Plan, which governs the Company’s issuance of stock options and bonus shares, was established by the Board on May 13, 2008 (and approved by shareholders on May 13, 2008) and is given effect in conjunction with the Company’s Long-Term Incentive Plan.  The 2008 Plan contemplates (i) the granting of options to purchase Shares and/or (ii) the direct issuance of bonus Shares to executive officers, directors and service providers of the Company.

The purpose of granting such options and/or bonus shares is to assist the Company in attracting, retaining and motivating executive officers, directors and service providers and to align the personal interests of such executive officers, directors and service providers to those of the Company’s shareholders.  The 2008 Plan is intended to be competitive with the benefit programs of other companies in the mining industry, and complies with the rules set forth for such plans by the TSX and Nasdaq.

Any grant of options under the 2008 Plan will be within the discretion of the Board, and the term of any options granted will also be at the discretion of the Board, but will not be in excess of ten years.  The 2008 Plan also gives authority to the Board to issue up to 50,000 bonus Shares in each calendar year. The maximum number of Shares which may be issued pursuant to options granted or bonus Shares issued under the 2008 Plan may be equal to, but will not exceed 6,461,470 Shares.  The number of Shares which may be issuable to any one optionee under the 2008 Plan together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis. In addition, the number of Shares which may be issuable under the 2008 Plan, together with all the Company’s other previously established or proposed share compensation arrangements, within a one year period: (i) to insiders of the Company in aggregate, shall not exceed 7% of the outstanding issue; (ii) to one optionee who is an insider of the Company or any associates of such insider, shall not exceed 2% of the outstanding issue; and (iii) to any non-employee director, other than the Chairman of the Board, shall not exceed an equity award value of $100,000 (other than Options or Shares granted or taken in lieu of cash fees).

The exercise price of options granted under the 2008 Plan will be the weighted average trading price of Shares on the TSX or Nasdaq, as the Board may select, for the five trading days prior to the grant date.  The 2008 Plan provides for an optional cashless exercise mechanism which allows the exercise price for a vested option to be satisfied by the option holder providing to the Company for cancellation that number of other vested options having an “in the money” value equal to the exercise price of the option to be exercised.  Under the 2008 Plan, options are non-assignable and non-transferable.  Where an option holder’s employment with the Company is terminated, otherwise than for cause or by reason of death or disability, options granted under the 2008 Plan will terminate on the earlier of: (i) the expiry date of the options; (ii) 30 days after termination of employment; or (iii) the date the option holder ceases to be a service provider.  In the event of termination for cause, the options will terminate immediately upon the date which the individual ceases to be a director, officer or service provider.  In the event the individual ceases to be a director, officer or service provider due to death or disability, the options granted under the 2008 Plan will terminate upon the earlier of: (i) the expiry date; and (ii) 12 months after the date of death or disability.  The 2008 Plan also contains an adjustment mechanism to alter the exercise price or number of shares issuable under the 2008 Plan upon a share reorganization, corporate reorganization or other such event not in the ordinary course of business.  In the event of a take-over bid or change of control, 50% of an option holder’s unvested outstanding options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, provided that: (i) any options that are unvested or unexercised by the completion of the take-over bid or change of control become null and void; and (ii) in the event the take-over bid or change of control is not completed within 90 days of the proposed completion date, the option holder will be refunded any payments made to exercise the options, the exercised options will be reissued, and the purported exercise of the options will be null and void.

Except where not permitted by the TSX, where an option expires during a time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any holder of options under the 2008 Plan (the “Black Out Period”) or within ten business days following the end of such Black Out Period, the term of such options will be extended to the end of day that is ten business days following the end of the applicable Black Out Period.

As at April 1, 2009, there were options outstanding under the 2008 Plan to acquire up to 987,337 Shares which represents 1.1% of the Company’s non-diluted share capital. Under the 2008 Plan the Company has reserved 6,461,470 Shares which may be issued pursuant to options granted or bonus Shares issued.

The Company provides no financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the 2008 Plan.

The following table sets forth information concerning all awards outstanding for each Named Executive Officers during the Company’s most recently completed financial year.

Outstanding Share-Based Awards and Option-Based Awards Table

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Geoffrey A. Burns President and Chief Executive Officer	6,968 17,634 16,909	22.04 28.41 36.66	Jan 3, 2011 Jan 2, 2012 Jan 10, 2013	0	Nil	Nil
A. Robert Doyle Chief Financial Officer	4,058 7,104 8,016	22.04 28.41 36.66	Jan 3, 2011 Jan 2, 2012 Jan 10, 2013	0	Nil	Nil
Steven L. Busby Chief Operating Officer	14,248 13,606 10,752	22.04 28.41 36.66	Jan 3, 2011 Jan 2, 2012 Jan 10, 2013	0	Nil	Nil
Michael Steinmann Executive Vice President, Geology and Exploration	2,333 2,883 7,415 9,319	18.80 22.04 28.41 36.66	Jul 27, 2010 Jan 3, 2011 Jan 2, 2012 Jan 10, 2013	5,156	Nil	Nil
Andrés A. Dasso Senior Vice President, Mining Operations	4,666 14,011 12,770 9,267	18.80 22.04 28.41 36.66	Jul 27, 2010 Jan 3, 2011 Jan 2, 2012 Jan 10, 2013	10,312	Nil	Nil

(1)	Dollar amounts are in Canadian dollars.
(2)	The closing price of Shares on the TSX as at December 31, 2008 was $21.01 CAD.

The following table sets forth information concerning the value of all awards that have vested or been earned by each of the Named Executive Officers for the financial year ended December 31, 2008.

Incentive Plan Awards Table(1)

Name	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Geoffrey A. Burns President and Chief Executive Officer	150,797	Nil	Nil
A. Robert Doyle Chief Financial Officer	88,906	Nil	Nil
Steven L. Busby Chief Operating Officer	107,241	Nil	Nil
Andrés A. Dasso Senior Vice President, Mining Operations	161,833	Nil	Nil
Michael Steinmann Executive Vice President, Geology and Exploration	102,194	Nil	Nil

(1)	Dollar amounts are in Canadian dollars.
(2)	Vesting dates for options were January 2, 2008, January 3, 2008 and July 27, 2008.

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the Named Executive Officers, Geoffrey A. Burns, the Company’s President and Chief Executive Officer; A. Robert Doyle, the Company’s Chief Financial Officer; Michael Steinmann, the Company’s Executive Vice President, Geology & Exploration; and Steven L. Busby, the Company’s Chief Operating Officer are currently engaged under employment contracts. Each of these contracts is for an indefinite term and each provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the Compensation Committee), discretionary bonus, grant of stock options, vacation time, and various benefits including life, disability, medical and dental insurance.

The employment contracts also provide for termination payments in certain circumstances.  In the event of termination without just cause, all four of the employment contracts provide for a termination payment equal to one year’s annual salary plus benefits for a period of twelve months (and in the case of Geoffrey A. Burns, plus one month’s salary for each fully completed year of continuous employment with the Company, not to exceed two times annual salary; and in the case of Michael Steinmann, a lump sum payment equal to his annual salary plus benefits for a period of nine months).

For Geoffrey A. Burns, his contract further provides that a resignation within 6 months of any person acquiring 50% of the outstanding Shares or acquiring sufficient Shares to replace the majority of the Company’s Board with such person’s nominees entitles him to a termination payment equal to two years’ annual salary together with benefits for a twelve-month period.  For Steven L. Busby, his contract further provides that if he provides at least one month notice of resignation, and exercises his right to resign within three months of any person acquiring 50% of the outstanding Shares or acquiring sufficient Shares to replace the majority of the Company’s Board with such person’s nominees, he is entitled to a termination payment equal to one years’ annual salary together with benefits for a twelve-month period. For A. Robert Doyle, his contract provides that a resignation under these same circumstances entitles him to a termination payment equal to one year’s annual salary together with benefits for a twelve-month period and the vesting of all options granted, upon the effective date of resignation, after a change in control.

Share Ownership

The Compensation Committee has recommended minimum requirements, as outlined below for share ownership by the following executive officers:  President & CEO; Chief Operating Officer; Chief Financial Officer; Executive Vice President Geology & Exploration; Senior Vice President, Mining Operations; Senior Vice President, Project Development; and General Counsel.

After 24 months employment	minimum 1,500 shares
After 48 months employment	minimum 3,000 shares
After 60 months employment	minimum 5,000 shares

The Compensation Committee of the Corporation annually reviews compliance with the foregoing requirements.

Compensation Committee

The Company has a Compensation Committee comprised of the following independent directors:  Michael J.J. Maloney (Chair), David C. Press, and Paul B. Sweeney.  The duties and responsibilities of the Compensation Committee are set out in this Information Circular under the heading “Corporate Governance - Board Committees – Compensation Committee”.

Report on Executive Compensation

The Company’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope.  The structure complies with the Company’s statement of Compensation philosophy which was adopted in February 2005 and amended in February 2009.  The Company’s philosophy is to provide a total compensation package with an approximate positioning at the 60th percentile comparably against other companies in the mining industry.

Each executive officer’s position is evaluated to establish skill requirements and level of responsibility and this evaluation provides a basis for internal and external comparisons of positions.  In addition to industry comparables, the Board and the Compensation Committee consider a variety of factors when determining both compensation policies and programs and individual compensation levels.  These factors include the long term interests of the Company and its shareholders, overall financial and operating performance of the Company and the Board’s and the Compensation Committee’s assessment of each executive’s individual performance and contribution towards meeting corporate objectives.

The Company’s compensation practices are regularly monitored by the Compensation Committee and modified as required, to ensure the Company maintains its competitiveness and that it appropriately recognizes growth and change within the organization.  The Company utilizes HayGroup (“Hay”), an independent consultant, to assist in conducting the executive compensation review.  Detailed job descriptions have been prepared and are updated for each of the senior management positions in the Company.  Hay evaluates each position against appropriate, comparable and consistent data utilizing its proprietary point system.  Hay then awards a point value to each position and the position and corresponding point value are compared annually to Hay’s Mining Review Compensation survey data.  The survey utilizes compensation data from mining companies in Canada with comparable positions.  Based on this market data, recommendations are submitted to the Compensation Committee to review and if appropriate adjust base salaries, short-term incentive targets and long-term incentive targets.  The Compensation Committee then makes recommendations for changes to executive compensation to the Board.

Executive officer total compensation is composed of four major components:  base salary, a cash short-term incentive program, long-term incentives and extended group benefits.  In addition, the Board of Directors approved a three-year retention program in June 2008 for certain key employees.

Base Salary

Base salaries are determined following a review of market data for similar positions in Canadian mining companies with international operations of comparable size and scope.  The salary for each executive officer’s position is then determined having regard for the incumbent’s responsibilities, the financial capacity of the Company, potential for advancement, and the assessment of the Board and the Compensation Committee of such other matters as are presented by management, including industry comparable base salaries for similar positions.

In response to the significant decline in the prices of silver and zinc in the fourth quarter of 2008, the Company initiated a comprehensive series of measures to reduce costs.  One of those cost control measures included a 10% reduction in salaries for all senior management, effective November 15, 2008.

Annual Incentive Plan

The second component of the executive officers’ compensation is an annual cash bonus earned under the guidelines of the Company’s Annual Incentive Plan (the “AIP”).  AIP payments are determined on the basis of Company and individual performance with 50% of the AIP payment based on Company performance and 50% based on individual performance, with the exception of the Chief Executive Officer whose AIP payment is based 100% on Company performance.  The ratio may be adjusted from year to year by the Compensation Committee, depending on the level of Company, departmental or individual focus desired.

The target AIP goal ranges from 45% to 50% of base salary for the Name Executive Officers, other than the Chief Executive Officer, and is 55% of base salary for the Chief Executive Officer.

The Company’s performance is compared to a set of annual objectives that have been pre-determined and approved by the Board.  These objectives include targets for production, costs, earnings, safety, reserve growth and project advancement and are tied directly to the Company’s annual budget, which is also approved by the Board.  Individual targets are set to achieve and surpass the Company’s annual objectives.

For 2008, the Company’s performance rating against pre-established annual objectives was 26.5%.  Due to the challenging economic climate and continued uncertainty surrounding the recovery of metal prices which fell precipitously in the 2nd half of 2008, the Board of Directors approved the recommendation from the Compensation Committee that no AIP awards would be payable under the 2008 Annual Incentive Plan.

Long-Term Incentive Plan

The third component of the executive officers’ compensation is the granting of stock options and issuance of bonus Shares.  The Compensation Committee or the Board, subject to approval by regulatory authorities, may grant stock options and bonus Shares on an annual basis to senior managers and executive officers.  The Long-Term Incentive Plan is intended to help attract and retain employees by providing them with an opportunity to participate in the future success of the Company and to align the interest of the employee with those of the Company and its shareholders. Participation is limited to key management positions having responsibility for influencing the policy and strategy of the Company.

The Company’s Long-Term Incentive Plan provides guidance regarding the grant of options and bonus Shares to those holding senior and corporate management positions.  The Long-Term Incentive Plan provides a formula for calculating the annual Long-Term Incentive Plan target for each eligible employee, based on a percentage of base salary.  Payouts pursuant to the Long-Term Incentive Plan are made available as options (75%) and Shares (25%).  The Long-Term Incentive Plan is based on individual performance measures and targets, and is reviewed annually.  Performance measures include commitment, initiative, knowledge, leadership, teamwork and communications.

The target Long-Term Incentive Plan goal ranges from 50% to 55% of base salary for the Named Executive Officers, other than the Chief Executive Officer, and is 60% of base salary for the Chief Executive Officer.

Extended Group Benefits

The fourth component of the executive officers’ compensation is extended group benefits.  The Company makes available an array of quality group benefit alternatives to address employee health and other needs, and those of their dependents.

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to the intensely competitive labour market in the mining sector that existed in early 2008, during which period highly qualified and experienced professionals were being actively approached and recruited by other mining and exploration companies.  The Contribution Plan was designed and implemented to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Contribution Plan is a three-year plan with a percentage of the total retention bonus payable at the end of each year of the program provided that the individual is still an employee of the Company.  The Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for three years starting in June 2009.  Each year, the annual contribution award will be paid in the form of either cash or Shares of the Company.  No Shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the Contribution Plan by the shareholders of the Company and any applicable securities regulation authorities.  27 individuals are currently eligible to receive retention bonus payments under the Contribution Plan and the minimum aggregate value that will be paid in cash or issued in Shares over the three-year period of the Contribution Plan is $10.9 million CAD.  The Chief Executive Officer is not an eligible participant under the Contribution Plan.

Chief Executive Officer Compensation

The Chief Executive Officer’s compensation package is established after an independent review of compensation practices within a group of Canadian mining companies of similar size and scope, as described previously.  This market data set is also used to develop compensation recommendations for other members of the Company’s executive group.

Base Salary

The base salary compensation for the Chief Executive Officer is determined on the basis of a review of market data for similar positions in Canadian mining companies with international operations of comparable size and scope.  A reduction of the Chief Executive Officer’s base salary from $500,000 CAD to $450,000 CAD was approved by the Board of Directors upon the recommendation from the Compensation Committee effective November 15, 2008, as part of a cost reduction measure that reduced all senior executive salaries by 10%.

Annual Incentive Plan

The AIP compensation paid to the Chief Executive Officer is based on achieving certain corporate goals and objectives which are set at the start of each year and approved by the Board of Directors.  The Chief Executive Officer’s AIP award is based 100% on Company performance for the financial year.  The Chief Executive Officer has a target AIP award of 60% of salary, with an annual incentive opportunity ranging from 0% to 120% of salary.

There are three categories of annual corporate objectives.  The first category represents metrics that should contribute to an increase in shareholder value and include increasing the Company’s silver production per share and increasing the Company’s proven and probable silver reserves per share.  The second category is focused on growth and measures exploration success and the development and construction progress in the Company’s major new mining projects.  The third category measures operating performance and includes annual targets for silver production, cash costs per ounce, earnings, cash flow from operating activities and health and safety performance.  The targets for each component are set such that they are greater than the Company’s internally approved budget.

In 2008, the Company’s performance achievement against objectives was 26.5 out of 100.  As described previously, the Board of Directors approved the recommendation of the Compensation Committee that no AIP awards would be payable from the AIP for 2008, and therefore the 2008 AIP award for the Chief Executive Officer was $0.

Long-Term Incentive Plan

The Long-Term Incentive Plan equity-based compensation paid to the Chief Executive Officer is determined by the Compensation Committee’s annual review of the Chief Executive Officer’s personal performance, as measured against pre-established evaluation criteria which includes: commitment, initiative, knowledge, leadership, teamwork and communication.

In 2008, the Chief Executive Officer scored 75 out of a possible 80 points for his personal performance which entitled him to a Long-Term Incentive Plan payment of 72% of his annual base salary.

Total Compensation - Chief Executive Officer

For 2008, the Chief Executive Officer’s total compensation was $827,100 CAD.  The sum of base salary, short-term incentive and long-term incentive awards placed the Chief Executive Officer in the 10th percentile among comparable positions in the HayGroup 2008 Global Mining Compensation Review.

Michael J.J. Maloney
David C. Press
Paul B. Sweeney

Compensation of Directors

Other than the Chairman, each non-executive director of the Company receives an annual Board retainer fee of $70,000 USD, starting on the date of the annual general meeting at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of the Company’s next annual general meeting.  At the election of each non-executive director, the retainer fee, net of applicable taxes, is received as either:

(i)	Shares based on the 10-day weighted average of the Shares on the Nasdaq National Market immediately prior to the annual general meeting; or

(ii)
options to purchase Shares according to the Black-Scholes formula. The exercise price of such options will be equal to the weighted average trading price of the Shares on the Nasdaq National Market on the five trading days (on which at least one board lot of the Shares was traded) prior to the annual general meeting. The options will vest immediately and will expire ten years after the date on which they were granted.

In 2008, each non-executive director elected to receive Shares pursuant to subsection (i) above. In addition to the annual Board retainer fee, certain other compensation is provided to non-executive directors of the Company for the annual general meeting to annual general meeting period.  For the period ending May 13, 2008, a non-executive chair of the Nominating and Governance Committee, Compensation Committee and Health, Environment and Safety Committee received a $3,000 USD annual cash committee retainer fee.  In the same period, the non-executive chair of the Audit Committee received a $10,000 USD cash committee retainer fee and each other non-executive director on the Audit Committee received a $4,000 USD cash committee retainer fee.  The lead director received a $10,000 USD annual cash retainer fee.  Each non-executive director sitting on a committee received a $1,000 USD cash fee for each committee meeting attended in that period.

For the period following the Company’s last annual general meeting held on May 13, 2008, each non-executive director receives a $1,000 USD cash fee for each Board meeting attended.  Beginning in that period, a non-executive chair of the Nominating and Governance Committee receives a $3,000 USD annual cash retainer fee and a non-executive chair of the Compensation Committee and Health, Environment and Safety Committee receives a $5,000 USD annual cash committee retainer fee.  The non-executive chair of the Audit Committee receives a $14,000 USD annual cash committee retainer fee and each other non-executive director on the Audit Committee receives a $6,000 USD cash committee retainer fee annually.   The lead director receives a $10,000 USD annual cash retainer fee.  Each non-executive director sitting on a committee received a $1,000 USD cash fee for each committee meeting attended in that period.  All non-Canadian resident directors also receive the cost of their Canadian tax filings as part of their compensation.

In 2008, the Chairman received an annual fee of $100,000 CAD, paid in Shares net of applicable taxes, plus reimbursable expenses of approximately $93,000 CAD to cover the administrative costs of running the Chairman’s office.

The Company reimburses its directors for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for corporate purposes.

The Nominating and Governance Committee will review the compensation of directors in 2009.

The following table sets forth all amounts of compensation provided to the directors for the Company’s financial year ended December 31, 2008, with the exception of Geoffrey A. Burns and Robert Pirooz who receive compensation as executives of the Company but who do not receive compensation for services as directors of the Company.

Director Compensation Table

Name	Fees earned (1) (US$)	Share-based awards (US$)	Option-based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
William A. Fleckenstein	17,000	70,000	-	-	Nil	1,000(6)	88,000
Michael Larson	16,167	70,000	-	-	Nil	1,000(6)	97,167
Michael J.J. Maloney	29,084	70,000	-	-	Nil	1,000(6)	109,084
Paul B. Sweeney	26,333	70,000	-	-	Nil	-	96,333
David C. Press (2)	11,917	40,833	-	-	Nil	-	52,750
Robert P. Pirooz(3)	0	-	-	-	Nil	-	0
Geoffrey A. Burns(3)	0	-	-	-	Nil	-	0
Ross J. Beaty	0	100,050(4)	-	-	Nil	86,843(5)	186,893
John M. Willson(2)	7,500	29,167	-	-	Nil	-	36,667

______________
(1)	Includes retainer fees other than Board annual retainer fees, plus all meeting attendance fees.
(2)	Mr. Press became a Board member on May 13, 2008 and Mr. Willson ceased to be a Board member on May 13, 2008.
(3)	Mr. Pirooz and Mr. Burns are executive members of the Board and therefore receive no compensation for services as a director.
(4)	$100,000 CAD converted using the exchange rate on the date of payment of 1 CAD = 1.0005 USD.
(5)	$92,634 CAD, representing the administrative costs of running the Chairman’s office, converted to US currency at 1 CAD = 0.93748 USD, which was the average exchange rate for 2008.
(6)	Estimate of amount provided to non-Canadian resident directors for the cost of Canadian tax filing fees.

Equity Compensation Plan Information

The following table sets forth information concerning the issuance of Shares under the 2008 Plan for the financial year ended December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CAD$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by securityholders	614,640	$21.88	5,829,104(1)
Total:	614,640	$21.88	5,829,104

(1)
6,461,470 shares reserved for issuance under the Company’s 2008 Plan, less 9,726 shares issued to the directors in connection with annual compensation, less options exercised, and less the number of options outstanding as at December 31, 2008.

Performance Graph

The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on its Shares with the cumulative total return of the S&P TSX Composite Index, for the financial years ended December 31, 2008, 2007, 2006, 2005 and 2004.

	(CAD$)
	Pan American Silver Corp. Closing Price	Base	S&P TSX Composite	Base

December 31, 2004	$ 19.23	100.00	9,247	100.00
December 30, 2005	$ 21.91	113.94	11,272	121.90
December 29, 2006	$ 29.40	152.89	12,908	139.59
December 31, 2007	$ 34.99	181.96	13,833	149.59
December 31, 2008	$ 21.01	109.26	8,988	97.20

Interest of Insiders in Material Transactions

No insider of the Company and no associate or affiliate of any insider has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person other than the directors or senior officers of the Company through consulting contracts.  Mr. Robert P. Pirooz, the Company’s General Counsel and Secretary, provides certain management services to the Company through a private company, controlled by him, Iris Consulting Limited.  In this regard, the Company paid Iris Consulting Limited, through which Mr. Pirooz provides his services, approximately $200,000 CAD for management and administrative fees earned in 2008.  Mr. Pirooz is also eligible to participate in certain of the Company’s incentive and benefits plans.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no director or executive officer of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

Other Matters

Management of the Company knows of no other matters which will be brought before the Meeting, other than those referred to in the Notice of Meeting.  Should any other matters, which do not have a material effect on the business of the Company, properly come before the Meeting, the Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.  The Company’s financial information is provided in its comparative financial statements and management’s discussion and analysis (“MD&A”) for the most recently completed financial year.  Copies of the financial statements and MD&A are available upon request to the Controller or the Secretary of the Company at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

Copies of the above documents will be provided free of charge to shareholders of the Company.  The Company may require the payment of a reasonable charge from any person or Company who is not a shareholder of the Company and who requests a copy of any such document.

Approval of this Circular

The contents of this Information Circular have been approved by the directors of the Company and its mailing has been authorized by the directors of the Company pursuant to resolutions passed as at March 5, 2009.

DATED at Vancouver, British Columbia, this 7th day of April, 2009.

BY ORDER OF THE BOARD

/s/ ROBERT PIROOZ

Robert Pirooz,
General Counsel and Secretary

APPENDIX “A”

CORPORATE GOVERNANCE DISCLOSURE OF

PAN AMERICAN SILVER CORP.

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments
1. Board of Directors
(a) Disclose the identity of directors who are independent.
The following members of the board of directors (the “Board”) of Pan American Silver Corp. (the “Company”) proposed for nomination as directors are considered to be “independent”, within the meaning of the Corporate Governance Disclosure Rules:

William A. Fleckenstein – independent
Michael Larson – independent
Michael J.J. Maloney – independent
David C. Press – independent
Walter T. Segsworth - independent
Paul B. Sweeney – independent

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	▪	Ross J. Beaty – not independent – member of the executive of the Company from 1994 to 2006
	▪	Geoffrey A. Burns – not independent – current President and Chief Executive Officer of the Company
	▪	Robert Pirooz – not independent – current General Counsel and Secretary of the Company
(c)      Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Company’s directors are independent - Six of the nine persons nominated as directors qualify as independent directors for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq rules.
(d)      If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
	▪	Ross Beaty – member of the board of directors and Co-Chairman of Western Copper Corp. Chair and member of the board of directors of Lumina Copper Corp.
▪
Michael Larson – member of the board of trustees of Western Asset/Claymore US Treasury Inflation Protected Securities Fund and Western Asset/Claymore US Treasury Inflation Protected Securities Fund (II).

	▪	Robert Pirooz – member of the board of directors of Lumina Copper Corp., and Rodinia Minerals Inc.
	▪	Walter T. Segsworth – member of the board of directors of Great Basin Gold Ltd. and Chairman of the board of Plutonic Power Corporation.
	▪	Paul Sweeney – member of the board of directors of Newgold Inc., Pacific Rim Mining Corp. and Polaris Minerals Corporation.

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments
(e)      Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At the beginning of each regularly scheduled board of directors meeting, the independent members of the Board hold in camera meetings at which non-independent directors and members of management are not in attendance.

(f)      Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Ross J. Beaty is the Chair of the Board and is not independent.  William Fleckenstein, an independent director, has been appointed lead director.

The Board has adopted a position description for the lead director, which was recommended for adoption by the Board by the Nominating and Governance Committee. The lead director’s primary responsibility is to ensure that the Board functions independent of management and to act as principal liaison between the independent directors and the Chief Executive Officer.  The “Mandate of the Lead Director” was attached as Schedule “A” to the Company’s 2006 Information Circular and filed on SEDAR.  The lead director holds in camera meetings at each Board meeting with all independent directors and then reports to the Board or makes demands.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.
For the financial year ended December 31, 2008, the Board held 10 Board meetings.  The attendance records of each of the directors for the most recently completed financial year are set out on page 12 of the Information Circular.

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments
2. Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a formal written mandate which defines its stewardship responsibilities. The terms of the Board of Directors Mandate are attached hereto as Schedule “A”.
3. Position Descriptions
 (a)     Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted a written position description for the chair of the Board, titled “Mandate of the Chairman of the Board” which was attached as Schedule “C” to the Company’s 2006 Information Circular and filed on SEDAR.

As the Chairman of the Board is not independent, a lead director has been appointed and given a mandate (see 1(f) above).

The chair of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfilment of the applicable mandate. Each chair is sufficiently skilled through education and experience to lead the respective committee.

(b)     Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and Chief Executive Officer have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board has adopted a written position description for the chief executive officer, titled “Mandate of the Chief Executive Officer” which was attached as Schedule “D” to the Company’s 2006 Information Circular and filed on SEDAR.

4. Orientation and Continuing Education
(a)      Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.  Each new director is given a board manual which includes all Board policies and mandates. New directors are required to meet with management of the Company to discuss and better understand the business of the Company and will be advised by counsel to the Company of their legal obligations as directors of the Company.  Directors have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional insight into the Company’s business.

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments
(b)      Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Directors have been and will continue to be given tours of the Company’s silver mines and development sites to give such directors additional insight into the Company’s business.
In addition, the General Counsel of the Company has the responsibility of circulating to the Board members new and evolving corporate governance developments applicable to directors of public companies with respect to their conduct, duties and responsibilities.

5. Ethical Business Conduct
(a)      Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board has approved a formal “Code of Ethical Conduct” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure.  The Code is applicable to all the Company’s directors, officers and employees.  The Board monitors compliance with the Code and is responsible for the granting of any waivers from these standards to directors or executive officers.  Disclosure will be made by the Company of any waiver from these standards granted to the Company’s directors or executive officers in the Company’s quarterly report that immediately follows the grant of such waiver.
There has been no conduct of a director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.

(b)      Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose to the General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.
The Company’s Nominating and Governance Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments
6. Nomination of Directors
(a)      Describe the process by which the Board identifies new candidates for Board nomination.

(b)      Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

(c)      If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

All members of the Board are tasked with recommending individuals they believe are suitable candidates for the Board. The Nominating and Governance Committee identifies, reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each annual general meeting of the Company and identifies, reviews the qualifications of and recommends to the Board possible candidates to fill vacancies on the Board between annual general meetings.  The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.

All members of the Nominating and Governance Committee are outside, non-management and independent directors in accordance with the Corporate Governance Disclosure Rules and the Nasdaq Rules.

The Nominating and Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

7. Compensation
(a)      Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

(b)      Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

(c)      If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

(d)      If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company’s Chief Executive Officer, Vice President of Human Resources and the Compensation Committee reviews overall compensation policies, compares them to the overall industry, and makes recommendations to the Board on the compensation of executive officers.

The Compensation Committee is comprised of three directors, each of whom is an independent director for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq rules.  The Chairman of the Compensation Committee is Michael J. J. Maloney.

The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company’s Annual Incentive Plan, Long-Term Incentive Plan and Stock Option and Stock Bonus Plan, and delivers an annual report to shareholders on executive compensation.

In addition, the Compensation Committee reviews and makes recommendations to the Board for approval with respect to the annual and long term corporate goals and objectives relevant to determining the compensation of the President and Chief Executive Officer.

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments
8. Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Board also has a Health, Safety and Environment Committee which consists of three directors.  The Company recognizes that proper care of the environment is integral to its existence, its employees, the communities in which it operates and all of its operations.  The Health, Safety and Environment Committee ensures that an audit is made of all construction, remediation and active mines. The results of such audits are reported to the Health, Safety and Environment Committee as is the progress on any significant remediation efforts. The Health, Safety and Environment Committee ensures that strict policies with respect to the health and safety of its employees are in place at each of its operations and that such policies are enforced.

9.     Assessments

   Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Chief Executive Officer is assessed each year on the basis of the objectives set out by the Board for that position, the Chief Executive Officer’s individual performance throughout the year and that individual’s ability to execute on long-term strategy. The Chief Executive Officer is assessed first by the Compensation Committee and then by the Board as a whole.

The Board has also appointed a Nominating and Governance Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board. During 2005, the Nominating and Governance Committee, in consultation with the entire Board, undertook to formally establish the roles and responsibilities of each of the Lead Director, the Chairman of the Board and the Chief Executive Officer and determine against what criteria each such position should be assessed.

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments

In 2006, the Nominating and Governance Committee developed a process to assess the Board as a whole and the committees of the Board.  The performance assessment of the Board and each Committee of the Board is based on information and feedback obtained from director evaluation questionnaires provided to each director.  Each director is asked to complete and return the assessment questionnaire to the Lead Director on a confidential basis.  The Lead director may discuss the completed questionnaires with individual directors where clarification is required.  The evaluation process focuses on Board and committee performance, and also asks for peer feedback and suggestions or comments regarding the performance of the Chair of each committee and the Lead Director.  The Lead Director reports the results of the performance assessments to the Board.
The Board and the Nominating and Governance Committee have formally assessed the effectiveness of each member of the Board, and have determined that each Board member is significantly qualified through their current or previous professions.  Each member fully participates in each meeting having in all cases been specifically canvassed for their input.

SCHEDULE “A”

PAN AMERICAN SILVER CORP.

(the “Company”)

BOARD OF DIRECTORS MANDATE

STEWARDSHIP RESPONSIBILITY

A.
Subject to the Memorandum and Articles of the Company and applicable law, the Board of Directors of the Company (the “Board”) has a responsibility for the stewardship of the Company, including the responsibility to:

(i)	supervise the management of and oversee the conduct of business of the Company;

(ii)	provide leadership and direction to management;

(iii)	evaluate management;

(iv)	set policies appropriate for the business of the Company; and

(v)	approve corporate strategies and goals.

BOARD COMPOSITION AND MEETINGS

A.	A majority of the Board shall be unrelated to the Company.

For the purposes of this Mandate, an “unrelated director” means a director who is independent of the management of the Company and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

B.
The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders.  The Nominating and Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose a slate of nominees to the shareholders for election as directors for the ensuing year.

C.	Immediately following each annual general meeting, the Board shall:

(i)	elect a Chairman of the Board and, when desirable, a lead director of the Board, and establish their duties and responsibilities;

(ii)	appoint the President and Chief Executive Officer of the Company and establish their duties and responsibilities;

(iii)	on the recommendation of the Chief Executive Officer, appoint the senior officers of the Company and approve the senior management structure of the Company;

(iv)	appoint a nominating and governance committee, an audit committee, a compensation committee and a health, safety and environment committee; and

(v)	approve the mandate, duties and responsibilities of each committee of the board of directors;

D.	The Board shall be responsible for monitoring the performance of the President and Chief Executive Officer, and for determining the compensation of the President and Chief Executive Officer.

E.	From time to time, the Board may appoint special committees to assist the Board in connection with specific matters.

F.
The Board shall meet not less than four times during each year and will endeavour to hold one meeting in each financial quarter. The Board will also meet at any other time at the call of the Chairman of the Board or, subject to the Memorandum and Articles of the Company, of any director.

POSITION DESCRIPTIONS

A.	The Board will ensure the Company has management of the highest calibre. This responsibility is carried out primarily by:

(i)	appointing the President as the Company’s business leader and developing criteria and objectives against which the Board will assess, on an ongoing basis, the President’s performance;

(ii)
developing position descriptions for the Chairman of the Board and the chair of each board committee and, with the Chief Executive Officer, developing position descriptions for the President and Chief Executive Officer, and regularly assessing those appointed individuals against such descriptions; and

(iii)	developing and approving corporate objectives which the Chief Executive Officer is responsible for meeting, and assessing the Chief Executive Officer against these objectives.

B.
A principal responsibility of the Chairman of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chairman of the Board need not be independent of management.

C.	The principal duties and responsibilities of the lead director will be as established by the Board from time to time. The lead director will be independent of management.

D.	The Board will ensure that proper limits are placed on management’s authority.

STRATEGIC PLANNING PROCESS AND RISK MANAGEMENT SYSTEM

A.
The Board is responsible for adopting, supervising and providing guidance on the strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.

B.
The President and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Company, which are to be reviewed and approved not less than annually by the Board.

C.
The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.

D.
The Board will provide guidance to the President and senior management team with respect to the Company’s ongoing strategic plan.  The Board is responsible for monitoring the success of management in implementing the approved strategies and goals.

INTERNAL CONTROLS AND MANAGEMENT INFORMATION SYSTEMS

A.
Through the President and Chief Executive Officer, management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

COMMUNICATIONS POLICY

A.
The Board will monitor and review annually the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including:

(i)	effective means to enable shareholders to communicate with senior management and the Board; and

(ii)	effective channels by which the Company will interact with analysts and the public.

B.
The Board will approve the content of the Company’s major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, the Annual Information Form, any prospectuses that may be issued and significant press releases.

C.	The Board will maintain a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

SUCCESSION PLANNING

A.
The Board will keep in place, and review regularly, adequate and effective succession plans for the Chairman, President and senior management personnel (including appointing, training and monitoring senior management).

BOARD INDEPENDENCE

A.
The Board will provide for the independent functioning of the Board. The Board will implement appropriate structures and procedures to ensure that the Board can function independently of management at such times as is desirable or necessary through:

(i)	the recruitment of strong, independent directors, who shall compose a majority of the Board;

(ii)	the appointment of a committee of directors independent of management;

(iii)	the appointment of a lead director who is not a member of management; and

(iv)	the institution of regular meetings of independent directors at every quarterly Board meeting, without the presence of management and which is chaired by the lead director.

B.	All directors will have open access to the Company’s senior management.

C.
The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

A.	The Nominating and Governance Committee, in conjunction with the Chairman and President, is responsible for ensuring that new directors are provided with an orientation and education program.

B.	The details of the orientation of each new director will be tailored to that director’s individual needs and areas of interest.

C.	The Board will assist the Nominating and Governance Committee in establishing and maintaining an ongoing director education program.

GENERAL OBLIGATIONS

A.	Approve all capital plans and establish priorities for the allocation of funds to ongoing operations and capital projects.

B.	Approve all single expenditure items proposed by the Company exceeding $2,000,000 not provided for in any approved capital plan.

C.	Approve any policy for hedging and forward sales of silver and/or base metals.

D.	Approve any policy for management of foreign currency risk.

E.	Approve the annual budget.

F.	Attend, prepare for and be actively involved in regular Board meetings and, if applicable, Board committee meetings.

G.	Develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

H.
Adopt and monitor, through the Nominating and Governance Committee, a formal code of business ethics that will govern the behaviour of directors, officers and employees of the Company, and, in appropriate circumstances, grant waivers from such code of business conduct.

INDEPENDENT ADVISORS

A.
The Board and any committees may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Chairman of the Board, retain an outside advisor at the expense of the Company.

Suite 1500 – 625 Howe Street
Vancouver, B.C.
Canada  V6C 2T6

Tel : 604.684.1175
Fax : 604.684.0147

info@panamericansilver.com
www.panamericansilver.com

Document 2

PAN AMERICAN SILVER CORP

Security Class

Holder Account Number

------- Fold

Form of Proxy - Annual General Meeting to be held on May 12, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against eachof the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm (Vancouver time) on Friday May 8, 2009.

------- Fold
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER 24FE09041.E.SEDAR/000001/000001/1

+	+

Appointment of Proxyholder
We, being holder(s) of Pan American Silver Corp. hereby appoint: Geoffrey A. Burns, or failing this person, Robert P. Pirooz,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other  matters that may properly come before the Annual General Meeting of Pan American Silver Corp. (the "Corporation") to be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Tuesday, May 12, 2009 at 2:00 p.m. (Vancouver time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. Ross J. Beaty	☐	☐	02. Geoffrey A. Burns	☐	☐	03. Robert P. Pirooz	☐	☐

04. William A. Fleckenstein	☐	☐	05. Michael J.J. Maloney	☐	☐	06. Michael Larson	☐	☐

07. Paul B. Sweeney	☐	☐	08. David C. Press	☐	☐	09. Walter T. Segsworth	☐	☐

2. Appointment of Auditors	For	Withhold
Reappointment of Deloitte & Touche LLP as Auditors of the Company.
	☐	☐

3. Fixing of Remuneration	For	Against
To authorize the Directors to fix the Auditors' remuneration.
	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■	0 5 9 0 9 7	A R 1	P A A Q	+

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	April 14, 2009	By:	/s/ Robert Pirooz
Name: Robert Pirooz Title: General Counsel, Secretary and Director